05037219

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 2 5 2005 WASH., D.C. 202

SEC FILE NUMBER
8- 53113

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harpeth Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Dover Center 113 Seaboard Lane, Suite B-200
(No. and Street)

Franklin (City) Tennessee (State) 37067-8282 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
C. Turney Stevens, Jr. 615-963-3864
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

Frasier, Dean & Howard, PLLC
(Name – *if individual, state last, first, middle name*)

3310 West End Ave., Ste 550 (Address) Nashville (City), TN (State) 37203 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, C. Turney Stevens, Jr. , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harpeth Securities, LLC , as of December 31, , 2004 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

DIANE TURMAN NOTARY PUBLIC AT LARGE WILLIAMSON COUNTY, TN

Signature

Executive Representative

Title

Notary Public 2-24-05

8-11-07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- N/A (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

FRASIER, DEAN & HOWARD, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

3310 WEST END AVENUE, SUITE 550
NASHVILLE, TENNESSEE 37203
PHONE 615-383-6592, FAX 615-383-7094

INDEPENDENT AUDITOR'S REPORT

To the Member
Harpeth Securities, LLC

We have audited the accompanying statements of financial condition of Harpeth Securities, LLC (the "Company") as of December 31, 2004 and 2003, and the related statements of operations, changes in member's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harpeth Securities, LLC as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Frasier, Dean & Howard, PLLC

Nashville, Tennessee
February 11, 2005

HARPETH SECURITIES, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2004 and 2003

Assets

	2004	2003
Cash and cash equivalents	$ 18,790	$ 19,394
Total assets	$ 18,790	$ 19,394

Member's Equity

	2004	2003
Member's equity	$ 18,790	$ 19,394
Total member's equity	$ 18,790	$ 19,394

See accompanying notes.

HARPETH SECURITIES, LLC
STATEMENTS OF OPERATIONS
For the years ended December 31, 2004 and 2003

	2004	2003
Revenues:		
Commission income	$ 489,510	$ 57,105
Consulting income	-	48,736
Interest	10	29
Total revenues	489,520	105,870
Expenses:		
Management fees	457,500	21,000
Consulting expense	18,103	67,176
Regulatory fees	6,088	6,946
Legal and professional	5,819	2,965
Taxes	2,000	1,616
Insurance	530	651
Other	84	188
Total expenses	490,124	100,542
Net (loss) income	$ (604)	$ 5,328

See accompanying notes.

HARPETH SECURITIES, LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
For the years ended December 31, 2004 and 2003

	Member Contributions	Accumulated Deficit	Total Member's Equity
Balances at December 31, 2002	$ 21,587	$ (7,521)	$ 14,066
Contributions	-	-	-
Net income	-	5,328	5,328
Balances at December 31, 2003	21,587	(2,193)	19,394
Contributions	-	-	-
Net loss	-	(604)	(604)
Balances at December 31, 2004	$ 21,587	$ (2,797)	$ 18,790

See accompanying notes.

HARPETH SECURITIES, LLC
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2004 and 2003

		2004		2003
Cash flows from operating activities:				
Net (loss) income	$	(604)	$	5,328
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities		-		-
Net cash (used in) provided by operating activities		(604)		5,328
Cash flows from investing activities		-		-
Net cash provided by investing activities		-		-
Cash flows from financing activities:				
Member contributions		-		-
Net cash provided by financing activities		-		-
Net (decrease) increase in cash and cash equivalents		(604)		5,328
Cash and cash equivalents, beginning of year		19,394		14,066
Cash and cash equivalents, end of year	$	18,790	$	19,394
Supplemental disclosure:				
Income taxes paid	$	-	$	-
Interest paid	$	-	$	-

See accompanying notes.

HARPETH SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Harpeth Securities, LLC (the "Company") was formed effective June 28, 2000 to operate as a broker-dealer on an introducing firm basis in accordance with the rules and regulations set forth by the National Association of Securities Dealers. It operates as a Tennessee limited liability company (LLC), and its sole member is Harpeth Capital, LLC.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

The Company considers all short-term, highly liquid investments with an original maturity date of three months or less when purchased to be cash and cash equivalents.

Income taxes

The Company is treated as a partnership for federal income tax purposes and does not incur federal income taxes. Instead, its earnings and losses are included in the personal returns of the members and taxed depending on their personal tax situations. Accordingly, the financial statements do not reflect a provision for federal income taxes. The Company is subject to certain state franchise and excise taxes.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 3 – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has no borrowings under subordination agreements at December 31, 2004 and 2003.

NOTE 4 – COMMISSION INCOME

Substantially all commission income is paid to the Company's member as management fees (Note 5).

The Company, at times, receives partial compensation for its services in the form of warrants to purchase shares in various start-up companies. During 2004 and 2003, the Company was due or has received such warrants. Due to the lack of operating data and start-up nature of these ventures, the Company has not recorded an asset or commission income relating to these transactions. Warrants received are generally paid to the Company's member or affiliates as additional management fees.

NOTE 5 – RELATED PARTY TRANSACTION

As discussed in Note 4, the Company paid management fees of $457,500 and $21,000 to its sole member, Harpeth Capital LLC, during 2004 and 2003, respectively.

Harpeth Capital, LLC provides personnel, office facilities and equipment to the Company at no charge under an expense agreement extending for a term of three years and ending in December 2006. The agreement is renewable automatically every three years at the discretion of Harpeth Capital, LLC. Substantially different results could occur if the Company operated independently.

During 2002, the Company established an access policy whereby certain transactions of Harpeth Capital Atlanta, LLC, an affiliate of the Company's member, are conducted through the Company. The Company generally retains a fee of 2% in addition to reimbursement of direct expenses. As a result of this arrangement, the Company recognized consulting income of $48,736 and consulting expense of $36,036 during 2003. Effective June 30, 2003 the access policy between the Company and Harpeth Capital Atlanta was terminated.

The Company pays a firm affiliated with a member of Harpeth Capital, LLC for routine accounting and tax services. Amounts paid annually approximate $3,200.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004 and 2003, the Company had net capital of $18,790 and $19,394, respectively, which was $13,790 and $14,394 in excess of its required net capital of $5,000.

NOTE 7 – SUBSEQUENT EVENT

Subsequent to December 31, 2004 the Company received commission income of $490,000 related to an agreement with one of its clients. Such amounts were subsequently paid by the Company to Harpeth Capital, LLC as management fees.

SUPPLEMENTARY INFORMATION

HARPETH SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2004 and 2003

Schedule I

	2004	2003
Computation of basic net capital requirement:		
Net worth per financial statement	$ 18,790	$ 19,394
Total nonallowable assets	-	-
Net capital, agrees with amount reported in Part II of Form X-17a-5 unaudited FOCUS report	$ 18,790	$ 19,394
Minimum net capital requirement	$ 5,000	$ 5,000
Minimum dollar net capital requirement of reporting broker	$ 5,000	$ 5,000
Greater of above amounts	$ 5,000	$ 5,000
Excess net capital	$ 13,790	$ 14,394
Excess net capital at 1000%	$ 18,790	$ 19,394

FRASIER, DEAN & HOWARD, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
3310 WEST END AVENUE, SUITE 550
NASHVILLE, TENNESSEE 37203
PHONE 615-383-6592, FAX 615-383-7094

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Member
Harpeth Securities, LLC

In planning and performing our audits of the financial statements and supplemental schedules of Harpeth Securities, LLC (the "Company") for the years ended December 31, 2004 and 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2004 and 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Frasier, Dean & Howard, PLLC

Nashville, Tennessee
February 11, 2005